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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Fixed Income Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1724 Enclave Green Cove
(No. and Street)

Germantown	TN	38139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Van Vulpen 901-512-4636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew C. Van Vulpen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Fixed Income Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYCE FRY
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY
MY COMM. EXP. JAN. 18, 2022

Signature

FIMOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Central Fixed Income Services, LLC
December 31, 2018

BROWN SMITH WALLACE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Member
Central Fixed Income Services, LLC
Jefferson City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Central Fixed Income Services, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Central Fixed Income Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Central Fixed Income Services, LLC's management. Our responsibility is to express an opinion on Central Fixed Income Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Central Fixed Income Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 10 - 12 have been subjected to audit procedures performed in conjunction with the audit of Central Fixed Income Services, LLC's financial statements. The supplemental information is the responsibility of Central Fixed Income Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Central Fixed Income Services, LLC's auditor since 2017.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2019

STATEMENT OF FINANCIAL CONDITION

Central Fixed Income Services, LLC
December 31, 2018

ASSETS

Cash	$	18,762
Money market mutual fund, at fair value		235,718
Goodwill		90,000
Total assets	$	344,480

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable		5,948
Total liabilities		5,948
Member's equity		338,532
Total liabilities and member's equity	$	344,480

See accompanying notes to the financial statements.

STATEMENT OF OPERATIONS

Central Fixed Income Services, LLC
Year ended December 31, 2018

Revenues		*January 1 to December 31, 2018*
Commissions	$	33,123
Interest and dividend income		2,202
		35,325
Expenses		
Employee compensation and benefits		12,955
Clearing fees		2,939
Communications and information services		2,269
Regulatory fees and expenses		2,965
Other operating expenses		15,424
		36,552
Net loss	$	(1,227)

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Central Fixed Income Services, LLC
Year ended December 31, 2018

January 1 to December 31, 2018		Member's Equity Account		Accumulated Other Comprehensive Income (Loss)		Total Member's Equity
Balance at January 1, 2018	$	339,759	$	-	$	339,759
Net loss		(1,227)		-		(1,227)
Distributions to member				-		-
Other comprehensive income		-				-
Balance at December 31, 2018	$	338,532	$	-	$	338,532

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

Central Fixed Income Services, LLC
Year ended December 31, 2018

Cash flows from operating activities		January 1 to December 31, 2018
Net loss	$	(1,227)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Money market mutual fund		9,578
Accounts payable		5,652
Net cash provided by operating activities		14,003
Net change in cash		14,003
Cash at beginning of period		4,759
Cash at end of period	$	18,762

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Central Fixed Income Services, LLC (the Company), a wholly owned subsidiary of The Central Trust Bank, operates in Missouri as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer in the state of Tennessee in May 2003 and was acquired by The Central Trust Bank on August 1, 2017.

The Company has a cost sharing agreement with The Central Trust Bank. Under terms of the agreement overhead expenses, including occupancy and technology costs, maybe scheduled and assumed by The Central Trust Bank.

The Company has a tri-party clearing agreement (Clearing Agreement) with another introducing broker to clear securities transactions and perform certain record keeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k) (2) (ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Central Fixed Income Services, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

As a single-member limited liability company, the net income of the Company is not subject to federal and state income tax. The member reports the net income or loss of the Company on the consolidated income tax returns of Central Bancompany, Inc., the sole stockholder of The Central Trust Bank.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively.

Securities Transactions

In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled. Commissions are recognized on the trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Assets and Liabilities

Accounting principles generally accepted in the United States of America defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

Accounting principles generally accepted in the United States of America establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company maintains approximately $236,000 in money market funds that are reported at fair value and are considered Level 1 for financial reporting purposes.

Recent Accounting Pronouncements

Revenue Recognition – In May 2014, the Financial Accounting Standards Board ("FASB") issued accounting standards update ("ASU") 2014-09, *Revenue from Contracts with Customers*, a comprehensive new revenue recognition standard that will supersede Accounting Standards Codification 605, Revenue Recognition. The standard is effective for annual reporting periods beginning after December 15, 2017. The ASU's core principle is that an entity will recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has completed a review of its revenue and has concluded that the new guidance does not require any significant change in the revenue recognition process. The commission charged is specifically related to the trades executed so it has been allocated to that performance obligation and is recorded at the time of execution, resulting in no impact to the Company.

Leases –In February 2016, the FASB issued ASU 2016-02, *Leases,* which requires lessees to present right-of-use assets and lease liabilities on the balance sheet, as well as disclose key information regarding leasing arrangements. The guidance in this standard is effective for interim and annual periods beginning after December 15, 2018. The adoption of this pronouncement is not expected to have a material impact on the financial position, results of operations, or cash flow of the Company.

Goodwill

Goodwill represents the excess of cost over equity in net assets arising through acquisition. The Company accounts for goodwill in accordance with ASC 350, *Intangibles – Goodwill and Other*. Under ASC 350, goodwill and intangible assets that have indefinite useful lives are not amortized, but rather tested at least annually for impairment. The Company has recorded goodwill of $90,000 in connection with The Central Trust Bank's acquisition on August 1, 2017. The Company has performed its annual assessment of goodwill and has determined that no impairment adjustment was necessary. See also Note 3.

Subsequent Events

Management has reviewed events occurring through February 25, 2019, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $225,056, which was $125,056 in excess of its required net capital of $100,000 and aggregate indebtedness to net capital of .026%.

3. BUSINESS COMBINATION

Pursuant to a Membership Interest Purchase Agreement (the "Agreement") dated August 1, 2017, The Central Trust Bank acquired 100% of the Company, representing a change in control of the Company. Management has elected to use the member's basis in preparation of the Company's stand-alone financial statements. This practice is referred to as pushdown accounting, which results in the acquirer's cost being assigned to the Company's assets and liabilities. The Company has adopted ASU 2014-07, Pushdown Accounting, which provides the guidance for this method of accounting.

The acquisition price included goodwill of $90,000, representing the premium paid for the Company in excess of the fair market values of the assets acquired and liabilities assumed. In addition, the Agreement requires a payment of $25,000 contingent upon certain conditions being met by the predecessor member of the Company.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

Central Fixed Income Services, LLC
December 31, 2018

NET CAPITAL		
Total member's equity	$	338,532
Deductions and/or charges for nonallowable assets:		
Cash		(18,762)
Goodwill		(90,000)
Net capital before haircuts on securities positions		229,770
Haircuts on securities:		
Other securities		(4,714)
Net capital	$	225,056
AGGREGATE INDEBTEDNESS COMPUTATION		
Liabilities from Statement of financial condition - Accounts payable		
Total aggregate indebtedness	$	5,948
Percentage of aggregate indebtedness to net capital		0.026
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	125,056
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	105,056

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2018 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE II

Central Fixed Income Services, LLC
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying Report of Independent Registered Public Accounting Firm.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

SCHEDULE III

Central Fixed Income Services, LLC
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying Report of Independent Registered Public Accounting Firm.

Name: Central Fixed Income Services, LLC
Address: 1724 Enclave Green Cove
Germantown, TN 38139
Telephone: (901) 512-4636
SEC Registration #: 8-65711
FINRA Registration #: 124701

Central Fixed Income Services, LLC

Exemption Report

Central Fixed Income Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(ii).

Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer, and who promptly transmits all customer funds and securities to the broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and § 240.17a-4 as are customarily made and kept by a clearing broker dealer.

The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2018.

I swear (or affirm) that to my best of knowledge and belief, this Exemption Report is true and correct.

By: Andrew C. Van Vulpen

Name/Title — Date: 2/25/19

CENTRAL FIXED INCOME SERVICES, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON MANAGEMENT'S ASSERTION PURSUANT TO EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

DECEMBER 31, 2018

BROWN
WALLACE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Member
Central Fixed Income Services, LLC
Jefferson City, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Central Fixed Income Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Central Fixed Income Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) Central Fixed Income Services, LLC stated that Central Fixed Income Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Central Fixed Income Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Central Fixed Income Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2019

CENTRAL FIXED INCOME SERVICES, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2018

(with Report of Independent Registered Public Accounting Firm Thereon)